[MORGAN STANLEY & CO. INCORPORATED LETTERHEAD]

December 14, 2009

VIA EDGAR

John Grzeskiewicz

Senior Counsel Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen New York Dividend Advantage Municipal Fund

Registration Statement on Form N-2

File Nos. 333-163055 and 811-09135

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the several underwriters, of the above captioned securities, hereby joins in the request of Nuveen New York Dividend Advantage Municipal Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on December 16, 2009, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. INCORPORATED

As Representative

By: MORGAN STANLEY & CO. INCORPORATED

By: /s/ Yurij Slyz

Name: Yurij Slyz

Title: Vice President